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FOR IMMEDIATE RELEASE

Sun Pharmaceutical Announces Expiration of Offer for Taro

Mumbai, India: September 15, 2010: Sun Pharmaceutical Industries Ltd. (Sun) (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) today announced the expiration of the Tender Offer by Sun’s subsidiary, Alkaloida Chemical Company Exclusive Group Ltd. (Alkaloida), to purchase all outstanding Ordinary Shares of Taro Pharmaceutical Industries Ltd. (Taro) (Pink Sheets: TAROF) for $7.75 per Ordinary Share.

“Sun is pleased to be able to finally close the Offer,” said Dilip Shanghvi, Chairman and Managing Director of Sun.  Transactions contained in an Option Agreement related to the transfer of Taro shares owned or controlled by the Levitts to Sun and its affiliates are to be consummated contemporaneously with the expiration of the Offer.  “We will now make every effort to consummate our Option Agreement to purchase the Levitts’ controlling shares of Taro,” he added.

Sun has been informed by Computershare, the Depositary for the Offer, that, as of the expiration of the Offer at midnight, New York City time, on September 14, 2010, a total of 29,382 Ordinary Shares, or approximately 0.07% of Taro’s outstanding Ordinary Shares, had been tendered into the Offer and not withdrawn. No Ordinary Shares were tendered subject to guaranteed delivery. All Ordinary Shares validly tendered and not properly withdrawn prior to the expiration of the Offer have been accepted and Alkaloida will pay for such Ordinary Shares promptly.

As of 9:00 a.m., New York City time, on September 15, 2010, Alkaloida commenced a subsequent offering period for all remaining Ordinary Shares that have not yet been tendered.  Stockholders who tender Ordinary Shares during such period will be paid the same $7.75 per Ordinary Share, net to the seller in cash (subject to applicable withholding taxes), paid during the Offer.  Ordinary Shares tendered during the subsequent offering period may not be withdrawn.  Alkaloida will immediately accept any Ordinary Shares validly tendered during the subsequent offering period as they are tendered, and will pay for such Ordinary Shares promptly. The subsequent offering period will expire at 12:00 midnight, New York City time, on Tuesday, September 28, 2010.

About Sun Pharma

Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) is an international, integrated, specialty pharmaceutical company.  It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, US and several other markets across the world.  In India, the company is a leader in niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology, orthopedics and ophthalmology.  The company has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about the company can be found at www.sunpharma.com.

Contacts

Uday Baldota		Mira Desai
Tel	+91 22 6645 5645, Xtn 605	Tel	+91 22 6645 5645, Xtn 606
Tel Direct	+91 22 66455605	Tel Direct	+91 22 66455606
Mobile	+91 98670 10529	Mobile	+91 98219 23797
E mail	uday.baldota@sunpharma.com	E mail	mira.desai@sunpharma.com

Brunswick Group for Sun Pharma		MacKenzie Partners
Erin Becker/Nicki Kahner		Robert Marese
+1 212 333 3810		+1 212 929 5500

Arad Communications for Sun Pharma		Greenhill
Irit Radia		Ashish Contractor
+972-54-6699311		+1 212 389 1537

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